January 27, 2025

Albert Wong
Chief Executive Officer
Eastern International Ltd.
Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu
Chuanhua Smart CenterScience and Technology City Block
Xiaoshan Economic and Technological Development Zone
Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

       Re: Eastern International Ltd.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed January 21, 2025
           File No. 333-281900
Dear Albert Wong:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 13, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-1
Index to Consolidated Financial Statements
Notes to Unaudited Interim Condensed Consolidated Financial Statements
Note 13 - Segment reporting, page F-29

1. We note your response to comment 1. You revised the disclosure to state gross profit is the profitability measure used by the CODM in making decision about allocating resources and assessing performances. Please address the following:

             In your revised disclosure, you continue to present segment profit for each segment. Please revise to remove this measure for each segment, or explain why
 January 27, 2025
Page 2

           you believe the presentation is appropriate and in accordance with ASC 280-10-
           50.

             In the table titled    Other segment disclosures    on page F-30,
you include amounts
           for the six months ended September 30, 2023. However, you have included the segment assets balance as of March 31, 2024. Please revise to include the segment assets balance as of September 30, 2023.

             Please revise the segment footnote for the fiscal years ended March 31, 2024 and
           March 31, 2023 on page F-66 to conform to the changes in your segment reporting footnote for the six months ended September 30, 2024.

       Please contact Myra Moosariparambil at 202-551-3796 or Shannon Buskirk at 202-
551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jeffrey Li